UNILENS VISION REPORTS RECORD SECOND QUARTER EARNINGS AND ROYALTY INCOME

EARNINGS INCREASE 18% TO $0.09 PER SHARE

LARGO, Florida (February 26, 2010) – Unilens Vision Inc. (OTC Bulletin Board: UVICF; TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported its operating results for the second quarter ended December 31, 2009 (FY2010).

Royalty income for the FY2010 second quarter increased 12.7% to a record second quarter of $751,386 compared with $666,569 in the prior-year quarter. Sales of licensed products by our licensee Bausch & Lomb continue to increase, resulting in continued royalty income growth.

Net sales excluding royalty income, were $1,414,539 in the FY2010 second quarter, 7.6% less then $1,530,242 reported in the previous year second quarter (FY2009).  Sales of our C-Vue brand of disposable lenses sold exclusively to independent eye care practitioners which accounts for a significant portion of our sales, decreased slightly under 1%, while sales of our custom and replacement lenses declined, as expected.

FY2010 second quarter income before taxes increased 7.8% to a record second quarter $654,071 compared with $606,717 in the prior-year quarter. After recording net income tax expense of $228,763, Unilens reported net income of $425,308, an increase of 18.5% compared to the previous year quarter, or $0.09 per diluted share. In the FY2009 second quarter, the Company reported net income of $358,945, or $0.08 per diluted share, which included income tax expense of $247,772.

 “We are pleased with our second quarter and six months results, considering the current economic environment,” stated Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc. “Sales of our C-Vue brand of lenses sold exclusively to independent practitioners, combined with a 13% growth in royalty revenue derived from Bausch & Lomb’s sales of multifocal lenses that use our key technologies, was responsible for our record second quarter performance.”

“I am also pleased to report that the Unilens’ Board of Directors declared its regular quarterly dividend of US $0.09 per common share, payable today. This decision was based on the Company’s current balance sheet, and projected operating cash flows and is consistent with the Board’s commitment that shareholders should share directly in the earnings achieved by management while continuing to execute our growth strategy.”

Royalty income for the six months ended December 31, 2009 increased 10.1% to a record $1,519,062, compared with $1,379,966 in the prior-year six months, demonstrating continued demand for sales of licensed products by our licensee Bausch & Lomb.

For the six months ended December 31, 2009, net sales excluding royalty income were $3,098,212, 5.9% less as compared to $3,291,768 for the prior-year six months. Net sales of the Company’s C-Vue brand disposable contact lenses increased approximately 3% during the first six months of fiscal year 2010, while sales of custom lenses and replacement products lines declined, as expected.

Income before taxes for the six months ended December 31, 2009 increased 5.1% to $1,444,801, compared with $1,374,976 in the prior-year six months. After recording net income tax expense of $525,405, Unilens reported net income of $919,396, or $0.20 per diluted share, for the six months ended December 31, 2009. This compared with net income of $825,312, or $0.18 per diluted share, in the prior-year six months of fiscal year 2009, which included net income tax expense of $549,664.

“I am also pleased with the Company’s repurchase of 2,188,861 shares of its common stock announced on January 20, 2010, from Uniinvest Holding AG in Liquidation for an aggregate purchase price of $6,894,912 or $3.15 per share. We believe that the stock repurchase represents a very attractive use of our capital and reflects our commitment to building long-term shareholder value. Currently there are 2,369,354 shares of Company common stock outstanding,” concluded Mr. Pecora.

About Unilens Vision Inc. – “The Independent Eye Care Professionals Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets contact lenses primarily under the C-Vue® brand directly to Independent Eye Care Professionals.  Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

(Note: All financial information in this release is stated in U.S. Dollars.)

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Leonard F. Barker, CFO, Unilens Vision Inc. at (727) 544-2531

             UNILENS VISION INC.
            SECOND QUARTER - FISCAL 2010
           CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars) RESULTS OF OPERATIONS
	Three Months Ended December 31, 2009	Three Months Ended December 31, 2008	Six Months Ended December 31, 2009	Six Months Ended December 31, 2008
Sales	$1,414,539	$1,530,242	$3,098,212	$3,291,768
Cost of sales	843,217	873,498	1,804,588	1,808,630
	571,322	656,744	1,293,624	1,483,138
Expenses	672,989	703,341	1,376,198	1,475,302
(Loss) income from operations	(101,667)	(46,597)	(82,574)	7,836
Other items:
Royalty income	751,386	666,569	1,519,062	1,379,966
Other income (expense)	355	(9,074)	823	(6,489)
Remeasurement income (expense)	1,288	(4,557)	1,823	(8,984)
Interest income	2,709	376	5,667	2,647
	755,738	653,314	1,527,375	1,367,140
Income before income tax expense	654,071	606,717	1,444,801	1,374,976
Income tax expense	228,763	247,772	525,405	549,664
Net income for the period	$425,308	$358,945	$919,396	$825,312
Net income per common share:
Basic	$0.09	$0.08	$0.20	$0.18
Diluted	$0.09	$0.08	$0.20	$0.18
CASH FLOWS
Provided (used) by:
Operating activities	$529,528	$588,372	$1,411,655	$1,295,055
Investing activities	242,802	(32,461)	239,876	(65,061)
Financing activities	(409,564)	(409,564)	(819,128)	(2,184,343)
Increase (decrease) in cash	$362,766	$146,347	$832,403	$(954,349)

BALANCE SHEET
		June 30, 2009	December 31, 2009	December 31, 2008
Cash and certificates of deposit		$1,678,626	$2,262,852	$640,143
Total assets		5,749,661	5,975,079	5,272,295
Current liabilities		1,056,312	1,181,462	804,632
Total liabilities		1,056,312	1,181,462	804,632
Stockholders’ equity		$4,693,349	$4,793,617	$4,467,663